February 17, 2011

Mr. Michael Clampitt
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:
Access National Corporation
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A, filed April 15, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 000-49929

Dear Mr. Clampitt,

This letter sets forth the responses of Access National Corporation (“Access” or “we”) to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the comment letter, dated February 3, 2011 (the “Comment Letter”), addressed to me, relating to the above-captioned filings of Access with the Commission.

For your convenience, each comment is reprinted in italics as issued in the Comment Letter, bears the same number as assigned in the Comment Letter and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

1.
We acknowledge your proposed response to comment 2 of our comment letter to you. In future filings, please delete your claim that since 1999 you have demonstrated "a steady trend in asset growth." As we noted in our comment letter to you, in 2009 your assets shrank by approximately five percent from 2008 ($702 million at December 31, 2008 to $666 million at December 31, 2009).

We acknowledge the Staff’s comment, and, in future filings, we will delete the phrase “a steady trend in asset growth.”

voice 703-871-2100   •    fax 703-766-3385
1800 Robert Fulton Drive • Suite 300 • Reston, Virginia 20191

2.
We acknowledge your proposed response to comment 3 of our comment letter to you. We note on page 6 of your response that only twenty two percent of your loan originations are in Virginia, less than eight percent in Maryland and almost half of your loan originations are in states in which you do not maintain any branch office. In future filings, please revise your claims on page 2 of the Form 10-K, and elsewhere that you conduct business and make loans "primarily in the greater Washington, D.C. Metropolitan Area." Revise your definition of market area on page 5 of your Form 10-K as being Fairfax County (and your response to comment 8 of our previous letter).

We acknowledge the Staff’s comment.  In future fillings, we will update our disclosure regarding the business of the Mortgage Corporation, found on page 2 of the 2009 Form 10-K in the seventh paragraph under the heading “Item 1 – Business,” by including disclosure substantially similar to the text provided below (stricken text indicates a deletion from, and bold, underlined text indicates an addition to, our prior proposed disclosure).

The Mortgage Corporation specializes in the origination of conforming and government insured residential mortgages to individuals~~, primarily~~ in the greater Washington, D.C. Metropolitan Area, ~~and~~ the surrounding areas of its branch locations~~.~~ and outside of its local markets via direct mail solicitation and otherwise.  The Mortgage Corporation has established offices throughout Virginia, in Annandale, Fairfax, Reston, Roanoke, Richmond, and McLean. Offices outside the state of Virginia include Westminster and Crofton in Maryland, Nashville in Tennessee, Denver in Colorado, Indianapolis in Indiana, Chicago in Illinois, Atlanta in Georgia, Winchester in Massachusetts and San Antonio in Texas.  The Mortgage Corporation originates one to four family residential mortgage loans.  The Mortgage Corporation brokered non-conforming mortgage loans totaling $68.4 million in 2009 and $78.6 million in 2008, which represented 4.4% and 9.2% of originations, respectively.

The following table details the geographic distribution of the real estate collateral securing mortgage loans originated by the Mortgage Corporation in the periods indicated.  The individually named states are those in which the Mortgage Corporation has a physical presence.  In addition to making loans for purchases within its markets, the Mortgage Corporation makes loans to borrowers in its local markets for second homes located elsewhere, as well as utilizes direct mail to solicit loans outside its local markets, which practices account for the “Other States” category.  Percentages are of the total dollar value of originations, as opposed to the number of originations.

	2009	2008	2007
COLORADO	4.84%	3.28%	1.11%
GEORGIA	3.81%	4.36%	5.51%
ILLINOIS	1.82%	1.86%	1.52%
INDIANA	0.78%	0.70%	0.29%
MASSACHUSETTS	2.87%	2.98%	3.46%
MARYLAND	7.50%	12.11%	17.97%
TENNESSEE	3.72%	4.47%	2.63%
TEXAS	4.01%	4.26%	2.98%
VIRGINIA	22.23%	21.14%	32.30%
	51.57%	55.17%	67.78%
Other States:	48.43%	44.83%	32.22%
	100%	100%	100%

The primary focus of our business, on a consolidated basis, is the greater Washington, D.C. Metropolitan Area.  As such, we view the greater Washington, D.C. Metropolitan Area as our primary, although not exclusive, market area.  In future fillings, we will update our disclosure regarding our market area, found on page 5 of the 2009 Form 10-K in the paragraph under the heading “Item 1 – Business – Market Area,” by including disclosure substantially similar to the text provided below (stricken text indicates a deletion from, and bold, underlined text indicates an addition to, our 2009 Form 10-K disclosure).

The Corporation, the Bank, and the Mortgage Corporation are headquartered in Fairfax County and primarily focus on serving the greater Washington, D.C. Metropolitan Area. ~~serve the Northern Virginia region~~.  ~~Fairfax County is a diverse and thriving urban county.  As of April 2008, the estimated population of the county is 1,015,302, making it the most populous jurisdiction in the Commonwealth of Virginia, with about 13% of Virginia's population. Fairfax was the first county to reach a six-figure median household income, and has the second-highest median household income of any jurisdiction in the United States after neighboring Loudoun County.~~  The ~~proximity to Washington, D.C. and the~~ influence of the federal government and its spending provides somewhat of a recession shelter for the area.

In addition, in future filings, we will include the following disclosure, which is a revised version of the proposed disclosure provided in response to comment 8 of the Staff’s previous letter, dated April 30, 2010 (stricken text indicates a deletion from, and bold, underlined text indicates an addition to, our prior proposed disclosure).

We believe that the economic conditions in Fairfax County provide a reasonable proxy for economic conditions across our primary market, the greater Washington, D.C. Metropolitan Area.  The U.S. Census Bureau and the Fairfax County government provides the following information about current economic conditions and trends in Fairfax County:

•
The median sales price of new single-family homes in 2009 was $791,984, down from $926,498 in 2008 and compared to $1,067,000 in 2007. At February 28, 2010, the inventory of homes available for sale was 4,456, a drop of 24.8% from 5,928 at February 28, 2009, and as compared to 7,491 at February 28, 2008.  In 2009, Fairfax County building permits for single family homes totaled 769, down from 892 in 2008 and as compared to 1,268 in 2007.

•
In the second quarter of 2009 the value of class A office buildings declined 57% nationwide compared to prices paid at the peak of the market in 2007.  The vacancy rate in Fairfax County at mid year 2009 was 15.35% of the 111.5 million square feet available.  While vacancy rates and building permits are common measures of the general health of the real estate industry, we have not discerned any material correlation between such measures and the performance of our loan portfolio.

At December 31, 2009, the Bank had approximately $95 million in income producing commercial real estate loans. The properties securing these loans are generally small office buildings and industrial properties located in our trade area with less than ten tenants. Income producing property loans are underwritten with personal and business guarantees that provide secondary sources of repayment and mitigate market risk factors.

•
The unemployment rate for Fairfax County at February 28, 2010 was 5.5%, compared to 7.7% for the state of Virginia and 9.7% for the nation.  At December 31, 2008 the unemployment rate for Fairfax County was 3.4%, 5.2% for the state of Virginia and 7.2% for the nation.

•	The median household income in Fairfax County was $107,400 in 2008, up from $105,200 in 2007. In 2008 the median household income for the state of Virginia was $61,200 and $52,000 for the nation.

3.
We acknowledge your proposed response to comment 4 of our comment letter to you. Please undertake to include in your future filings, a revised response pursuant to Item 101(c)(1) of Regulation S-K, as follows:

•	quantify the "increases in loan default rates" and in "foreclosure rates" to which you refer on the fifth line;

•	describe in detail how you have changed your credit standards to make them "stricter" as you state in the fifth line;

•	describe in detail the "programs to resolve credit issues" to which you refer in the ninth line; and

We acknowledge the Staff’s comment.  We have revised our prior proposed disclosure to address the Staff’s comments above.  In future filings, we will augment our disclosure under the heading “Item 1 – Business” with disclosure substantially similar to the discussion in the below paragraph, to the extent then applicable (stricken text indicates a deletion from, and bold, underlined text indicates an addition to, our prior proposed disclosure).

During the recession, the Bank’s depositors have become more sensitive to the financial standing of the Bank and more focused on the benefits of Federal Deposit Insurance Corporation (FDIC) coverage.  These changes have led to a substantial increase in depositor use of the Certificate of Deposit Account Registry Service program to obtain deposit insurance above FDIC prescribed coverage limits.  The recession also is the major contributing factor in the recent increases in loan default rates and foreclosure rates. Prior to 2007 the Bank did not have any significant charge offs or non- performing assets.  For the year ended December 31, 2007, net charge-offs totaled $578 thousand and increased to $5.4 million in 2008 and totaled $4.4 million in 2009.  Non- performing assets totaled $2.7 million at December 31, 2007 and increased to $7.3 million at year end 2008 and $11.7 million at December 31, 2009. In 2008 the Bank foreclosed on two residential properties and two commercial properties.  In 2009 the Bank foreclosed on two residential properties and one commercial property.  Prior to 2008 the Bank did not have any foreclosures. ~~, which has~~

The recent increases in loan default rates and foreclosure rates has led the Bank to adopt in 2009 stricter credit standards, including more conservative target thresholds of debt to income ratios, loan to value ratios for real estate loans, and borrower credit scores. ~~and loan to value guidelines.~~ In applying these credit standards, we employ standard and customary methods for the verification of stated information from borrowers.  The more stringent credit standards ~~combination of these factors~~ contributed to the nominal growth in loans of $635 thousand at December 31, 2009.  Total deposits decreased $18.8 million as a result on the Bank’s intention to lower the amount of interest sensitive time deposits.  In addition to applying more stringent underwriting guidelines to new lending decisions, the Bank has implemented programs to resolve credit issues with existing loans, with foreclosure being the last alternative. For example, senior lenders meet bi-weekly to review problem credits and the status of marketing efforts related to OREO properties.  In addition, our lending officers are required, when able, to meet and communicate frequently with borrowers experiencing financial difficulties to work on loan restructuring opportunities, obtaining credit enhancements and liquidating collateral.

•
describe the extent to which you rely on the stated information from borrowers, counterparties and other persons with whom you conduct business and the extent to which you conduct due diligence on the information (and revise the related risk factor accordingly).

We acknowledge the Staff’s comment.  In future filings, we will add disclosure substantially similar to the following sentence to our discussion of our credit standards:

In applying these credit standards, we employ standard and customary methods for the verification of stated information from borrowers.

While we rely on stated financial information from clients and counter parties to some extent, we believe the risk posed by such reliance is minimal, due to our performance of standard and customary verifications of the information.  Accordingly, we will remove from future filings the risk factor under the subheading: “We depend on the accuracy and completeness of information about clients and counterparties.”

Risk Factors, page 11

4.
We acknowledge your proposed response to comment 15 of our comment letter to you. As we requested, in future filings, discuss the risk that because your directors and officers own a control block of over twenty five percent of the outstanding stock, through their dual roles as directors and officers, on the one hand, and major shareholders on the other, they can nominate directors and by voting together (and with individual shareholders who own over 11.7 percent), they can, depending on the number of other shareholders voting, exert a major role over the election of their nominees as directors. Through their dual role the directors and officers can exercise similar control over other corporate actions that require shareholder votes.

We acknowledge the Staff’s comment.  In future filings, we will revise the risk factor appearing under the subheading “Certain provisions under … favored by some shareholders” to focus specifically on provisions of our articles of incorporation and applicable law that may affect change in control transactions.  The revised risk factor will read substantially as below.

In addition, in future filings, we will add a separate risk factor focusing specifically on the possible effect on shareholder votes of the ownership position of certain shareholders, directors and officers, which was previously the subject of the second paragraph of the risk factor under the subheading “Certain provisions under … favored by some shareholders”.  The new risk factor will be substantially similar to the text below under the subheading “The ownership position of certain shareholders … change of control transactions.”

Certain provisions under our articles of incorporation and applicable law~~, in addition to the ownership position of certain shareholders, directors and officers,~~ may make it difficult for others to obtain control of our Corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares.  The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our Corporation.  These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

~~In addition, as of December 31, 2009 our chairman of the board, officers and directors and other principal shareholders collectively beneficially owned approximately 37.12% of the outstanding shares of our common stock.  Our officers and directors collectively beneficially owned approximately 25.36% of our common stock, and two other individual shareholders have declared beneficial ownership of an additional 11.76% of our common stock.  While these individuals cannot directly control the outcome of matters subject to shareholder vote, this concentration of ownership may make it more difficult for other shareholders to effect substantial changes in the corporate governance of our Corporation.  Additionally, this concentration of ownership may have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Corporation.~~  [Text moved to new risk factor below.]

The ownership position of certain shareholders, directors and officers may permit them to exert a major influence on the election of directors and other corporate actions that require a shareholder vote, including change in control transactions.

~~In addition,~~ As of December 31, 2009 our chairman of the board, officers and directors and other principal shareholders collectively beneficially owned approximately 37.12% of the outstanding shares of our common stock.  Our officers and directors collectively beneficially owned approximately 25.36% of our common stock, and two other individual shareholders have declared beneficial ownership of an additional 11.76% of our common stock.  ~~While these individuals cannot directly control the outcome of matters subject to shareholder vote, t~~ This concentration of ownership may allow our directors, acting in their role as substantial shareholders, to exert a major influence over the election of their nominees as directors, especially if voting together with our officers and other significant shareholders.  Our directors, officers and major shareholders could exercise similar influence over other corporate actions that require a shareholder vote, including change in control transactions. ~~make it more difficult for other shareholders to effect substantial changes in the corporate governance of our Corporation.  Additionally, this concentration of ownership may have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Corporation.~~

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 20

5.
We acknowledge your proposed response to comment 18 of our comment letter to you. In particular, we note your references to "loan restructurings" and other "action plans." Please include in your future filings, if material, discussion and analysis of the following:

•	quantify and analyze trends in collateral values and analyze your procedures for assessing the value of your collateral and the frequency with which you obtain appraisals of your collateral;

•
quantify and analyze the costs and benefits to you of extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing;

•	analyze the extent to which you have made additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days; and

•	quantify and analyze the costs and benefits to you of canceling single existing loans and replacing them with multiple new loans.

In addition, provide analysis of trends relating to the aggregate amount of your deposits with short term maturities and the effects on you of having most of your deposits with maturities of one year or less ($190 million of $257 million).

We will include in our future filings, to the extent material:

•	Quantification and analysis of trends in collateral values, our procedures for assessing the value of our collateral and the frequency with which we obtain appraisals of collateral;

•
Quantification and analysis of the costs and benefits of extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit, and whether after such changes we continue to classify such loans as performing;

•	Disclosure of the extent to which we have made additional loans to a borrower, or any related interest of the borrower, who is past due in principal or interest more than 90 days;

•	Quantification and analysis of the costs and benefits to us of canceling single existing loans and replacing them with multiple new loans; and

•	Analysis of trends relating to the aggregate amount of our deposits with short term maturities and the effects of having deposits with maturities of one year or less.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

6.
We note, on page 26, a substantial increase in reliance on brokered deposits from 2.4 percent for the first nine months of 2009 to 9.5 percent for the first nine months of 2010. If this continues in future periods, please analyze the ramifications of the increase including the costs and benefits to you of having 9.5 percent of your deposits being brokered deposits including the extent to which these are short term, higher interest rates than local deposits and not as likely to be rolled over as local deposits.

We acknowledge the Staff’s comment, and respectfully note that the disclosure on page 26 of Form 10-Q for the period ended September 30, 2010 relates to brokered mortgage loans originated by the Mortgage Corporation, not brokered deposits.  In future filings, to the extent reliance on brokered deposits is material, we will include analysis of the cost, benefits and risks associated with such reliance.

* * * * * * * * * * * *

In connection with this response to the Comment Letter, Access acknowledges the following:

•	Access is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Access may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and recommendations, and we will incorporate them into our future filings.  Please feel free to contact me with any questions or clarifications concerning our response, or to request additional information.

Sincerely,

Michael W. Clarke
President and CEO